Exhibit 99.6

To Our Shareholders

This fiscal quarter was highlighted by important milestones in the advancement of our development candidates and the addition of a new program through a collaboration with Lilly. Our lead neuropsychiatric drug candidate, ELND005, received FDA “Fast Track” designation for the treatment of agitation and aggression in Alzheimer’s disease and an additional Phase 2A study was commenced evaluating ELND005 in Down syndrome. For TT401, our partner Lilly has assumed all development activities as they prepare for a large Phase 2 efficacy study. The Company also broadened its pipeline with the new osteoarthritis drug candidate TT601 and raised US$11 million in a private placement financing.

Pipeline Review

ELND005 – Neurological Disorders:

Since the commencement of the bipolar clinical study of ELND005 in August 2012, our licensing partner Elan Pharmaceuticals has made a significant financial commitment to the development of ELND005 for neuropsychiatric disorders. Elan is performing two large Phase 2 studies of ELND005, each to enroll approximately 400 subjects. The first is a 400 patient study to evaluate ELND005 as an adjunctive maintenance therapy for bipolar disorder. The second is a 400 patient study to treat agitation and aggression in moderate to severe Alzheimer’s disease patients. Each of these studies has engaged more than 60 clinical sites worldwide to identify and enroll patients. With positive outcomes, these large studies will generate robust data sets that can provide important clinical evidence to advance ELND005 toward approval.

The neuropsychiatric disease indications of bipolar disorder and agitation and aggression in AD can be very disruptive conditions for patients, their families and their caregivers. Neuropsychiatric symptoms are a large problem as it is estimated that 60% of all AD patients will experience agitation and aggression during the course of their disease. As well, there are approximately 3.5 million people with bipolar disorder in the US and EU alone. An effective treatment for the neuropsychiatric effects of these diseases could provide clinicians with a tool to help patients maintain a more stable behavioral state. Development of ELND005 was granted “Fast Track” status by the FDA in July 2013 as the ELND005 program met the agency’s criteria of a therapy to treat a serious condition and fill an unmet clinical need.

Building on the clinical development of ELND005, Elan also announced a third clinical study. A Phase 2A study in 24 young adults with Down syndrome to evaluate the safety and pharmacokinetics of ELND005 and follow selected cognitive and behavioral measures. As people with Downs syndrome have similar amyloid pathology to AD patients, and have an overproduction of a chemical called myo-inositol, ELND005 through its dual mechanism of anti-amyloid aggregation and myo-inositol lowering activity may have the potential to improve outcomes for people with Down Syndrome.

We also note that Perrigo Company has entered into a definitive agreement to acquire Elan Pharmaceuticals, our ELND005 licensing partner. As the results are generated from these ELND005 Phase 2 clinical studies in the coming quarters, we look forward to working closely with Perrigo to support all development efforts of ELND005.

TT401 –Type 2 Diabetes:

The problem of diabetes continues to grow as estimates of the future prevalence of the disease increase. The clinical and pharmaceutical communities are working to identify tools and strategies to address this mounting health-care challenge. One strategy that is gaining momentum is to find approaches to reduce obesity, a key cause of diabetes. This overall approach aligns well with the potential therapeutic application of TT401, as the drug candidate was shown to significantly reduce both body weight and fasting plasma glucose levels in a recently completed proof-of-concept study.

More specifically, the Company performed a proof-of-concept study where type 2 diabetes subjects received TT401 or placebo once weekly over a five week period. TT401-treated patients in the three highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline also occurred in the three highest dose groups. In addition, TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects.

At the completion of this study, our partner Lilly exercised their option to assume all development and commercialization activities. Transition has been interacting closely with Lilly to facilitate transfer of the program to their development team. Lilly is working diligently with preparations for a Phase 2 efficacy study in type 2 diabetes patients.

TT601 for Osteoarthritis:

During the quarter, Transition licensed a new program from Lilly for the treatment of osteoarthritis. The acquisition of TT601 continues the Company strategy of broadening our development pipeline with new opportunities for growth and value creation. As with our current development programs for AD, bipolar disorder and diabetes, TT601 aims to provide an important new therapeutic alternative for a large disease indication.

Osteoarthritis (OA) is a chronic form of arthritis which affects approximately 27 million Americans. The disease is characterized by the breakdown of cartilage, the part of the joint that cushions the ends of the bones and allows easy movement. This breakdown leads to stiffness, pain and loss of movement in the joint. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

The TT601 drug candidate is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT601 is an orally administered small molecule that has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of 2014.

OUTLOOK

As we look ahead, there are upcoming clinical development milestones for our key therapeutic programs. For ELND005, both Phase 2 studies in agitation and aggression for AD and bipolar disorder, are actively enrolling patients across multiple clinical sites. Efficacy data from these completed trials is expected in the coming quarters and will be integral to the next steps in the development of ELND005. For TT401, Lilly is preparing to advance this drug candidate into a Phase 2 efficacy study in type 2 diabetes patients in the near future. Internally, the Transition development team is advancing the TT601 drug candidate toward clinical studies in the first half of calendar 2014. Building on our pipeline, Transition is also pursuing additional potential programs to expand the number of product opportunities in development.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.